
03059799

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**FORM SE**

**FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS**

**BY ELECTRONIC FILERS**

| Ameren Corporation | 0001002910 |
|---|---|
| Exact Name of Registrant as Specified in Charter | Registrant CIK Number |
| Form U-1 (Exhibit E) | File No. 70-10159 |
| Electronic Report, Schedule or Registration | SEC File Number, if available |

Statement of Which the Documents Are A Part (give period of report)


AUG 20 2003
PROCESSED
AUG 21 2003
THOMSON
FINANCIAL

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

*Filings Made By the Registrant:*

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City _______, State of ___________, _________, 2003.

(Registrant)

By: ..........................................................
(Name and Title)

*Filings Made by Person Other Than the Registrant:*

After reasonable inquiry and to the best of my knowledge and belief, I certify on August 20, 2003, that the information set forth in this statement is true and complete.

By: ..........................................................
Andrew F. MacDonald

Counsel for Ameren Corporation

Exhibit E



AMEREN CORPORATION
1901 Chouteau Avenue
St. Louis, MO 63103
Union Electric Company (100%) 1901 Chouteau Ave. St. Louis, MO 63103
Ameren Services Company (100%) 1901 Chouteau Ave. St. Louis, MO 63103
Central Illinois Public Service Company (100%) 607 East Adams Springfield, IL 62739
CIPSCO Investment Company 607 East Adams Springfield, IL 62739
Ameren Development Company (100%) 1901 Chouteau Ave. St. Louis, MO 63103
Ameren Energy, Inc. (100%) 400 S. Fourth St. St. Louis, MO 63102
Ameren Energy (100%) Resources Company 1901 Chouteau Ave. St. Louis, MO 63103
CILCORP INC. (100%) 300 Liberty Street Peoria, IL 61602 (see Page 2 for subsidiaries)
Union Electric Development Corporation (100%) 1901 Chouteau Ave. St. Louis, MO 63103
Electric Energy, Inc. (40%) EWG 2100 Portland Road Joppa, IL 62953
Midwest Electric Power (100%) 2150 Portland Road Joppa, IL 62953
Joppa and Eastern Railroad Company (100%) 2150 Portland Road Joppa, IL 62953
Met South, Inc. (100%) 2150 Portland Road Joppa, IL 62953
Massac Enterprises, LLC (100%) 2150 Portland Road Joppa, IL 62953
Southern Materials Transfer, Inc. (100%) 2150 Portland Road Joppa, IL 62953
CIPS Energy, Inc. (100%) 607 East Adams Springfield, IL 62739
CIPSCO Securities Company (100%) 607 East Adams Springfield, IL 62739
CIPSCO Energy Company (100%) 607 East Adams Springfield, IL 62739
CEC-ACLP Co. (100%) 607 East Adams St. Springfield, IL 62739
CIPSCO Venture Company (100%) 607 East Adams Springfield, IL 62739
CIPSCO Leasing Company (100%) 607 East Adams Springfield, IL 62739
CLC Leasing Co. A (100%) 607 East Adams Springfield, IL 62739
CLC Aircraft Leasing Company (100%) 607 East Adams Springfield, IL 62739
Ameren Energy (100%) Communications, Inc. 1901 Chouteau Ave. St. Louis, MO 63103
Ameren ERC, Inc. (100%) 1901 Chouteau Ave. St. Louis, MO 63103
Missouri Central Railroad Company (100%) 1901 Chouteau Ave. St. Louis, MO 63103
Gateway Energy Systems, L.C. (89.1%) 689 Craig Road St. Louis, MO 63141
Gateway Energy WGK Project, L.L.C. (89.1%) 689 Craig Road St. Louis, MO 63141
Illinois Materials Supply Co. (100%) 1901 Chouteau Ave. St. Louis, MO 63103
Ameren Energy (100%) Marketing Company 400 S. Fourth St. St. Louis, MO 63102
Ameren Energy (100%) Development Co. (EWG) 1901 Chouteau Ave. St. Louis, MO 63103
Ameren Energy Generating Company (100%) EWG 1901 Chouteau Ave. St. Louis, MO 63103
Ameren Energy Fuels and Services Company (100%) 1901 Chouteau Ave. St. Louis, MO 63103
Cowboy Railroad Development Co. (71%) 425 West Capitol Ave. Little Rock, AR 72201
AFS Development Company, LLC (100%) 1901 Chouteau Ave. St. Louis, MO 63103
Electric Energy, Inc. (20%) EWG 2100 Portland Road Joppa, IL 62953 (EEI subsidiaries listed under Union Electric Company
AmerenEnergy Medina Valley Cogen, (No. 4) L.L.C. (100%) 300 Liberty St. Peoria, IL 61602
AmerenEnergy Medina Valley Operations, L.L.C. (100%) 300 Liberty St. Peoria, IL 61602
AmerenEnergy Medina Valley (No. 2), L.L.C. (100%) 300 Liberty St. Peoria, IL 61602
AmerenEnergy Medina Valley Cogen, L.L.C. (100%) 300 Liberty St. Peoria, IL 61602



CILCORP INC.
Central Illinois Light Company (100%) 300 Liberty St. Peoria, IL 61602
CILCO Exploration and Development Co. (100%) 300 Liberty St. Peoria, IL 61602
AmerenEnergy Resources Generating Company (100%) EWG 300 Liberty St. Peoria, IL 61602
CILCO Energy Corporation [1] (IL) (100%) 300 Liberty St. Peoria, IL 61602 Rule 58 - Energy
CILCORP Investment Management Inc. (100%) 300 Liberty St. Peoria, IL 61602
CIM Air Leasing Inc. (100%) 300 Liberty St. Peoria, IL 61602
CIM Energy Investments Inc. (100%) 300 Liberty St. Peoria, IL 61602
CIM Leasing Inc. (100%) 300 Liberty St. Peoria, IL 61602
CILCORP Lease Management Inc. (100%) 300 Liberty St. Peoria, IL 61602
CLM Inc., IV (100%) 300 Liberty St. Peoria, IL 61602
CLM Inc. - VII (100%) 300 Liberty St. Peoria, IL 61602
CLM Inc. - VIII (100%) 300 Liberty St. Peoria, IL 61602
CLM X, Inc. (100%) 300 Liberty St. Peoria, IL 61602
CLM Inc., VI (100%) 300 Liberty St. Peoria, IL 61602
CLM XI, Inc. (100%) 300 Liberty St. Peoria, IL 61602
QST Enterprises Inc. (100%) 300 Liberty St. Peoria, IL 61602
QST Energy Inc. (100%) 300 Liberty St. Peoria, IL 61602
QST Energy Trading Inc. (100%) 300 Liberty St. Peoria, IL 61602
CILCORP Infraservices Inc. [1] (IL) (100%) 300 Liberty St. Peoria, IL 61602 Rule 58 - Energy
QST Inc. (100%) 300 Liberty St. Peoria, IL 61602
ESE Land Corporation (100%) 300 Liberty St. Peoria, IL 61602
California/Nevada Development L.L.C. (15%) Fountain Valley, CA
Savannah Resources Corp. (100%) 300 Liberty St. Peoria, IL 61602
McCadden Development, L.L.C. (15%) Fountain Valley, CA
ESE Placentia Development Corporation (100%) 300 Liberty St. Peoria, IL 61602
CILCORP Ventures Inc. (100%) 300 Liberty St. Peoria, IL 61602
CILCORP Energy Services Inc. [1] (IL) (100%) 300 Liberty St. Peoria, IL 61602 Rule 58 - Energy
Agricultural Research & Development Corp. (80%) 300 Liberty St. Peoria, IL 61602
Peoria Medical Research Corp. (4.2%) 300 Liberty St. Peoria, IL 61602
Peoria Chiefs Community Baseball Club L.L.C. (2.9%) 300 Liberty St. Peoria, IL 61602